

WILD RYE

Wild Rye, PBC
(the "Company")
a Delaware Public Benefit Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Wild Rye, PBC. Management

We have reviewed the accompanying financial statements of Wild Rye, PBC (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAs LLC

Indianapolis, IN

March 24, 2026

WILD RYE, PBC.
BALANCE SHEET

As of December 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	33,158	16,738
Accounts Receivable		241,033	3,192
Inventory		698,654	418,877
Prepaid Inventory		482,971	736,752
Other Current Assets		21,008	12,799
Total Current Assets		1,476,824	1,188,358
Non-Current Assets:			
Fixed Assets-net	$	2,979	6,403
ROU Asset		201,329	233,426
Total Non-Current Assets		204,308	239,829
TOTAL ASSETS		1,681,132	1,428,187
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	225,409	101,795
Unearned Revenue		-	144,314
Line of Credit		2,557,334	1,759,433
Operating Lease Liability - ST		34,554	32,097
Loans to Related Party		400,000	-
Other Current Liabilities		69,803	48,672
Total Current Liabilities		3,287,100	2,086,311
Noncurrent Liability:			
Operating Lease Liability - LT	$	166,775	201,329
Total Noncurrent Liability		166,775	201,329
TOTAL LIABILITIES		3,453,875	2,287,640
EQUITY			
Common Stock	$	18	18
Additional Paid-in Capital		258,119	209,744
Safe Notes		2,764,036	2,048,000
Accumulated Deficit		(4,794,915)	(3,117,215)
TOTAL EQUITY		(1,772,742)	(859,453)
TOTAL LIABILITIES AND EQUITY	$	1,681,133	1,428,187

See Accompanying Notes to these Unaudited Financial Statements

WILD RYE, PBC.
STATEMENTS OF OPERATIONS

Year Ended December 31,		2025	2024
Sales	$	4,513,421	4,543,442
Sales Discounts & Allowances		(1,160,087)	(1,059,162)
Cost of Goods Sold		(1,785,230)	(2,061,779)
Gross Profit		1,568,104	1,422,501
Operating Expenses			
Warehousing & Storage	$	209,716	182,878
Payroll		950,784	875,201
Travel & Entertainment		36,526	106,969
Consulting & Contract Labor		120,662	147,521
Professional Fees		61,840	35,764
General & Administrative		220,756	196,292
Product Design & Development		192,860	132,438
Selling Expenses		278,342	99,613
Advertising & Marketing		919,728	815,234
Operating Lease Expense		48,000	48,000
Depreciation & Amortization		3,424	3,388
Total Operating Expenses		**3,042,638**	**2,643,298**
Total Loss from Operations		**(1,474,534)**	**(1,220,797)**
Other Income (Expense)			
Interest Expense		(203,166)	(115,509)
Total Other Income (Expense)		**(203,166)**	**(115,509)**
Net Loss	$	**(1,677,700)**	**(1,336,306)**

See Accompanying Notes to these Unaudited Financial Statements

WILD RYE, PBC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional		Accumulated	Total Shareholders'
	# of Shares	$ Amount	Paid-in Capital	SAFE Notes	Deficit	Equity
Beginning balance at 1/1/24	46,250	-	161,762	1,483,000	(1,780,909)	(136,147)
Issuance of Common Stock	1,800,000	18	47,982	-	-	48,000
SAFE Notes	-	-	-	565,000	-	565,000
Net Loss	-	-	-	-	(1,336,306)	(1,336,306)
Ending balance at 12/31/24	1,846,250	18	209,744	2,048,000	(3,117,215)	(859,453)
Issuance of Common Stock	1,562	-	48,375	-	-	48,375
SAFE Notes	-	-	-	716,036	-	716,036
Net Loss	-	-	-	-	(1,677,700)	(1,677,700)
Ending balance at 12/31/25	1,847,812	18	258,119	2,764,036	(4,794,915)	(1,772,742)

See Accompanying Notes to these Unaudited Financial Statements

WILD RYE, PBC.
STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
		2025	**2024**
OPERATING ACTIVITIES			
Net Loss	$	(1,677,700)	(1,336,306)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation & Amortization		3,424	3,388
(Increase) Decrease in:			
Accounts Receivable		(237,841)	48,702
Inventory		(279,777)	822,700
Prepaid Inventory		253,781	(238,581)
Other Current Assets		(8,209)	5,699
Increase (Decrease) in:			
Accounts Payable		123,614	51,808
Unearned Revenue		(144,314)	(244,579)
Other Current Liabilities		21,131	(114,199)
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(268,191)	334,938
Net Cash used in Operating Activities		(1,945,891)	(1,001,368)
INVESTING ACTIVITIES			
Fixed Assets	$	-	(2,695)
Net Cash used in Investing Activities		-	(2,695)
FINANCING ACTIVITIES			
Proceeds from Line of Credit	$	797,901	271,216
Proceeds from Loans from Related Party		400,000	-
Issuance of Stocks		48,375	48,000
Proceeds from Safe Notes		716,036	565,000
Net Cash provided by Financing Activities		1,962,312	884,216
Cash at the beginning of period		16,738	136,585
Net Cash increase (decrease) for period		16,420	(119,847)
Cash at end of period		33,158	16,738

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		182,755	115,509
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

Wild Rye, PBC.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Wild Rye, PBC ("the Company") is a Delaware-registered Public Benefit Corporation. The business was originally established in 2016 and formally incorporated as Wild Rye Inc. in February 2021 in the State of Delaware. Headquartered in Sun Valley, Idaho, the Company operates in the outdoor recreation apparel sector, focusing on the design, production, and sale of outdoor clothing tailored specifically for women.

The Company utilizes a dual-channel sales model comprising both direct-to-consumer (DTC) and wholesale distribution. Products are sold via the Company's e-commerce platform, hosted on Shopify, as well as through a national network of retail partners, including REI, Title Nine, and Evo. Revenue is recognized upon the shipment of goods to customers, whether through direct or wholesale channels.

Product development is led by a women-centric design team, with all items tested in the mountain environment of Sun Valley. The Company emphasizes the use of sustainable materials, functional product design, and inclusive fit. It holds third-party certifications reflecting its stated environmental and social priorities, including Certified B Corporation status, Climate Neutral Certification, and active participation in 1% for the Planet.

The Company conducted a Regulation Crowdfunding (Reg CF) campaign in 2025, which will remain open into 2026 to continue raising operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

Credit terms are typically net 30-60 days. The Company evaluates credit risk on a customer-by-customer basis. Two customers accounted for more than 10% of receivables as of year-end. The Company has pledged certain accounts receivable as collateral for the Line of Credit with Rosenthal & Rosenthal, as described in Note 5.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses. Management has evaluated these conditions and developed plans intended to improve the entity's financial position and support its operations. These plans include initiatives to grow revenue, improve gross margins, manage expenses, and pursue additional funding through equity and debt financing. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Wild Rye, PBC.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $33,158 and $16,738 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and stated at net realizable value, which is the amount expected to be collected. Management evaluates collectibility based on historical collection experience, the age of receivables, individual customer credit risk, and prevailing economic and industry conditions. Trade receivables are uncollateralized and do not accrue interest. Payment terms generally range from 30 to 60 days, with certain closeout or off-price retail partners operating on extended terms of up to 90 days. Customer payments are applied to specific invoices or, if unspecified, to the oldest outstanding invoices.

Wild Rye, PBC.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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Balances are written off when collection efforts are exhausted, and recoveries of previously written-off receivables are recorded as a reduction of bad debt expense. Two customers accounted for more than 10% of outstanding receivables as of the balance sheet date, as shown below.

Customer	2025	2024
Evo Headquarters	25%	-
Title Nine	34%	-

As of December 31, 2025, and 2024, the Company's accounts receivable are as follows:

Description	2025	2024
Trade Accounts Receivable	241,033	3,192
Less: Allowance for Doubtful Accounts	-	-
Totals	**241,033**	**3,192**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. No allowance was recorded as of December 31, 2025 and December 31, 2024, as Management considers all outstanding receivables to be fully collectible based on historical payment patterns and current customer evaluations.

Inventory

Inventory consists primarily of inventory in-transit and finished goods related to the Company's outdoor apparel product lines. Inventories are stated at the lower of cost or net realizable value, utilizing the first-in, first-out (FIFO) method. As of December 31, 2025 and December 31, 2024, the Company's total inventory balances were $698,654 and $418,877, respectively.

The Company recorded a reserve of $80,000 as of December 31, 2025, against old and slow-moving inventory, an increase from $40,992 as of December 31, 2024. The reserve reflects Management's assessment of inventory that may not be sold at its original cost and reduces the carrying amount of inventory accordingly.

Prepaid Inventory

Prepaid inventory represents payments made in advance for inventory that has not yet been received or processed. It primarily relates to raw materials and goods in-transit for the Company's outdoor apparel product lines. Prepaid inventory is recognized as an asset until the inventory is received and recorded in the Inventory account. Prepaid inventory balances were $482,971 and $736,752 as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash

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flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment as of December 31 is shown below:

Property Type	Useful Life in Years	2025	2024
Computer Equipment	3	11,730	11,730
Furniture & Fixtures	7	4,339	4,339
Less Accumulated Depreciation		(13,090)	(9,666)
Totals		**2,979**	**6,403**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling outdoor apparel to both direct-to-consumer customers and retail partners. Sales discounts, which are typically offered for early payment or promotional purposes, are recognized as a reduction of revenue at the time of sale. These discounts and any refunds related to product returns are recorded in a contra-revenue account.

Payments are generally collected under standard credit terms, with customer payments due within 30 to 60 days. Some retail partners operate under extended terms of up to 90 days. As of December 31, 2025, the Company had deferred revenue of $0, compared to $144,314 as of December 31, 2024, related to prepaid sales with remaining performance obligations. The decrease reflects the recognition of revenue as performance obligations were satisfied during the year.

The Company's primary performance obligation is the delivery of products to customers. Revenue is recognized at the point of shipment, aligning with the transfer of control to the customer.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are recognized as costs are incurred.

General and Administrative

General and administrative expenses consist of various costs associated with the operations of the business, including office supplies, software, insurance, taxes, charitable donations, and other miscellaneous expenses incurred as part of the Company's day-to-day operations.

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Equity Based Compensation

The Company accounts for stock options granted to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation costs are measured at the grant date based on the estimated fair value of the award and are recognized as an expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits the measurement of stock options at their intrinsic value rather than their fair value. Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of the option. As of December 31, 2025, stock options granted by the Company have an intrinsic value of $0.

As of December 31, 2025 and December 31, 2024, the Company's stock options outstanding and vested are presented in the table below. All vested options are exercisable in accordance with their respective vesting terms.

Due to the lack of a viable market for the Company's common stock, determining its fair value is not possible. Consequently, management has estimated the fair value for the purpose of calculating stock-based compensation costs. Estimating this value requires significant judgment. Based on this assessment, management has concluded that the estimated fair value of the Company's stock and the corresponding expense as of December 31, 2025 and December 31, 2024, is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2024	82,500	0.10	-
Granted	2,500	0.10	-
Exercised	-	-	-
Expired/cancelled	(3,022)	0.10	-
Total options outstanding, December 31, 2024	81,978	0.11	0.48
Granted	14,062	0.11	0.48
Exercised	(1,562)	0.11	0.48
Expired/cancelled	(10,833)	0.11	0.48
Total options outstanding, December 31, 2025	83,645	0.11	0.48
Options exercisable, December 31, 2025	83,645	0.11	0.48

Income Taxes

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2024, the Company filed its federal and applicable state income tax returns, which reported no current income taxes payable or refundable for the period. The differences between income (loss) reported in the financial statements and the amounts reported in the 2024 income tax returns primarily relate to temporary differences for depreciation, lease accounting and a net operating loss carryforward of approximately $1,671,000. The resulting deferred tax assets have been fully offset by a valuation allowance because management has concluded it is more likely than not that these deferred tax assets will not be realized.

For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed as of the date of the report. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings. No provision for income taxes has been recorded in the accompanying financial statements for the year ended December 31, 2025, as management has not

Wild Rye, PBC.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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yet completed the determination of any income tax liability or benefit for the period; any adjustments identified upon completion of the tax return, including the recognition of additional deferred tax assets or liabilities and any related valuation allowance, will be recorded in the period in which the information becomes available. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable, and the Company's policy is to classify such amounts as a component of income tax expense.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leased its office space from shareholder John Kanellitsas under the arrangement described in Note 4.

As detailed in Note 5, Cassie Abel, the Company's Chief Executive Officer, personally maintains a revolving line of credit with Zions Bank that is secured by her residence. Although the line of credit is in Ms. Abel's name, the Company has the ability to draw upon the facility for its operating needs. Outstanding borrowings under this line totaled $2,000,000 and $1,759,433 as of December 31, 2025 and 2024, respectively.

Of the $2,764,036 in outstanding SAFEs disclosed in Note 6 as of December 31, 2025, $405,000 were held by related parties: $100,000 by the CEO and majority shareholder, Cassie Abel, and $305,000 by family members of existing shareholders. Similarly, as of December 31, 2024, $405,000 of the $2,048,000 in outstanding SAFEs were held by related parties in the same amounts.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in, nor is it aware of, any pending or threatened litigation against it or any of its officers. Management believes the Company is in compliance with all relevant laws and regulations as of December 31, 2025 and December 31, 2024.

The Company occupies office space under an arrangement that provides the right to use its current premises. Although no formal written lease exists, based on the expected period of use and related economic factors, management determined the arrangement qualifies as a long-term operating lease under ASC 842. Lease payments are settled on a non-cash basis through the annual issuance of common stock, with each year's lease expense measured at the estimated fair value of the equity issued for that period. Because the rate implicit in the lease is not readily determinable, the Company estimated its incremental borrowing rate at 7.4%, based on the average interest rate of its existing revolving credit facilities, which management believes approximates the rate the Company would incur on a similar unsecured borrowing over a comparable term.

Wild Rye, PBC.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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The following table presents information about lease costs, cash flows and the maturity of lease liabilities for the year ended December 31, 2025:

	2025
Lease expense	
Operating lease expense	48,000
Total	48,000
Other Information	
Operating cash flows from operating leases	48,000
Weighted-average remaining lease term in years for operating leases	5
Weighted-average discount rate for operating leases	7.4%
Maturity Analysis	Operating
2026-12	48,000
2027-12	48,000
2028-12	48,000
2029-12	48,000
2030-12	48,000
Thereafter	-
Total undiscounted cash flows	240,000
Less: present value discount	(38,671)
Total lease liabilities	201,329

Aside from the lease arrangement described above, the Company does not have any additional long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit - In December 2022, Cassie Abel, the Company's CEO, entered into a revolving line of credit agreement with Zions Bank with a maximum borrowing capacity of $2,000,000 and an annual interest rate of 8.75%. Although the line is personally held and secured by Ms. Abel's residence, Wild Rye has the ability to draw on the facility for its operating purposes. As of December 31, 2024, the outstanding balance was $1,759,433. During 2025, an additional $515,714 was drawn, and after all draws and repayments, the outstanding balance totaled $2,000,000 as of December 31, 2025. The line of credit is revolving, allowing the Company to borrow, repay, and re-borrow amounts up to the approved limit as needed.

Line of Credit - In April 2025, the Company was granted a revolving line of credit with Rosenthal & Rosenthal, with a maximum drawable amount of $1,000,000 and a variable annual interest rate of at least 6% per annum. The line of credit is secured by a perfected first lien on all of the Company's personal property, including accounts receivable, inventory, and equipment. During 2025, the Company drew a total of $1,270,000, and after all draws and repayments throughout the year, the outstanding balance totaled $557,334 as of December 31, 2025. The line of credit is revolving in nature, allowing the Company to borrow, repay, and re-borrow amounts up to the approved limit as needed.

Related-Party Loan - The Company has a secured promissory note of $500,000, dated February 1, 2025, with Cassie Abel, the CEO and majority shareholder. The note bears interest at 10% per annum, with interest-only payments beginning April 1, 2025. As of December 31, 2025, the outstanding balance was $400,000 after

Wild Rye, PBC.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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repayments during the year. The note does not have a fixed maturity date, and principal repayments are contingent upon available funds from a future equity raise.

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025				For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Line of Credit – Zion Bank	2,000,000	8.75%	On demand / revolving	2,000,000	-	2,000,000	-	1,759,433	-	1,759,433	-
Line of Credit – Rosenthal	1,270,000	Variable, min. 6%	On demand / revolving	557,334	-	557,334	-	-	-	-	-
Loans to Related Party	500,000	10%	No maturity date	400,000	-	400,000	20,411	-	-	-	-
Total				2,957,334	-	2,957,334	20,411	1,759,433	-	1,759,433	-

As of December 31, 2025, the two Line of Credit and Loans to Related Party mature in 2026.

NOTE 6 – EQUITY

The Company has authorized 2,000,000 common shares with a par value of $0.00001 per share. As of December 31, 2025, 1,847,812 shares were issued and outstanding, and as of December 31, 2024, 1,846,250 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

From May 2021 to October 2025, the Company entered into several SAFE (Simple Agreement for Future Equity) agreements with both third parties and related parties, with the third parties disclosed in Note 3. These SAFE agreements have no maturity date and do not bear interest. They provide investors with the right to future equity in the Company during a qualified financing event or in the event of a change of control. Each agreement is subject to an 80% discount rate and includes a pre-money valuation cap. As of December 31, 2025, the total amount of the SAFEs was $2,764,036, up from $2,048,000 as of December 31, 2024. The valuation caps for these agreements range from $5 million to $13 million. See further details below:

Valuation	Discount	Total as of 12/31/2025	Total as of 12/31/2024
$13,000,000	80%	496,036	-
$10,000,000	80%	335,000	115,000
$6,000,000	80%	1,578,000	1,578,000
$5,000,000	80%	355,000	355,000
Total		2,764,036	2,048,000

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NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 24, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

Subsequent to December 31, 2025, the Company received an additional loan from Cassie Abel of $220,000, evidenced by a promissory note, with terms consistent with the existing loan from Cassie Abel detailed in Note 5.

In addition, the Company raised $200,127 through additional Safe (Simple Agreements for Future Equity) issuances on the same terms as the existing Safe Notes detailed in Note 6.

The Company also entered into a Master Purchase Order Assignment Agreement with Rosenthal & Rosenthal, Inc. (the "P.O. Financing Agreement") to provide financing for the purchase of materials and the fulfillment of purchase orders. The agreement provides for a maximum advance of $750,000, secured by all of the Company's present and future assets.